May 23, 2016

VIA EDGAR

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Alexander & Baldwin, Inc.
Form 10-K for the year ended December 31, 2015
Filed on February 29, 2016
File No. 001-35492
Form 8-K
Filed on February 25, 2016
File No. 001-35492

Dear Ms. Monick:

Reference is made to a letter dated May 12, 2016 (the “Comment Letter”) to Mr. Paul K. Ito, Chief Financial Officer of Alexander & Baldwin, Inc. (the “Company”), setting forth the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the year ended December 31, 2015 (the “Annual Report”) and the Current Report on Form 8-K dated February 25, 2016, filed by the Company.

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Form 10-K for the year ended December 31, 2015
Notes to Consolidated Financial Statements
16. Earnings Per Share “EPS”, page 95

1. Please tell us how you determined that the increase in the calculated redemption value should be considered undistributed earnings and should be an adjustment to arrive at Net income available to A&B shareholders in your EPS calculation.  Please reference the authoritative accounting literature management relied upon.

U.S. Securities and Exchange Commission
May 23, 2016

Company Response

The Company has a 70 percent ownership interest in GLP Asphalt, LLC (“GLP”), a consolidated subsidiary. The noncontrolling interest in GLP is redeemable at the option of the holder at an amount other than fair value (i.e., the redemption value is determined based on a specified formula that does not equal or reasonably approximate fair value).

The Company allocates income or loss of GLP to the parent and the noncontrolling interest pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-45. The Company records an increase in the calculated redemption value (“Excess Amount”) that is in excess of the income or loss allocated to the noncontrolling interest pursuant to paragraph 14 of FASB ASC 480-10-S99-3A, which states, in part:

If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at each balance sheet date…

The Company records the Excess Amount as a dividend to retained earnings, pursuant to footnote 17 of ASC 480-10-S99-3A, which states, in part:

The SEC staff believes that there are two acceptable approaches for allocating earnings under the two-class method when a common stock instrument is redeemable at other than fair value. The registrant may elect to: (a) treat the entire periodic adjustment to the instrument's carrying amount (from the application of paragraphs 14–16) as being akin to a dividend or (b) treat only the portion of the periodic adjustment to the instrument's carrying amount (from the application of paragraphs 14–16) that reflects a redemption in excess of fair value as being akin to a dividend. Under either approach, decreases in the instrument's carrying amount should be reflected in the application of the two-class method only to the extent they represent recoveries of amounts previously reflected in the application of the two-class method. (Emphasis added.)

To determine the appropriate treatment of the impact of the Excess Amount on earnings per share (“EPS”) available to A&B shareholders, the Company considered paragraph 22(b) of ASC 480-10-S99-3A, which states, in part:

Adjustments to the carrying amount of a noncontrolling interest issued in the form of a common stock instrument to reflect a non-fair value redemption feature do impact earnings per share; however, the manner in which those adjustments reduce or increase income available to common stockholders of the parent may differ.FN20 If the terms of the redemption feature are fully considered in the attribution of net income under Paragraph 810-10-45-21, application of the two-class method is unnecessary. If the terms of the redemption feature are not fully considered in the attribution of net income under Paragraph 810-10-45-20, application of the two-class method at the subsidiary level is necessary in order to determine net income available to common stockholders of the parent.

FN20 Subtopic 810-10 does not provide detailed guidance on the attribution of net income to the parent and the noncontrolling interest. The SEC staff understands that when a noncontrolling interest is redeemable at other than fair value some registrants consider the terms of the redemption feature in the calculation of net income attributable to the parent (as reported on the face of the income statement), while others only consider the impact of the redemption feature in the calculation of income available to common stockholders of the parent (which is the control number for earnings per share purposes). (Emphases added.)

Based upon guidance in paragraph 22(b) of ASC 480-10-S99-3A, the Company reflected the Excess Amount as an adjustment to determine net income available to A&B shareholders for purposes of computing earnings per share under the two-class method.

U.S. Securities and Exchange Commission
May 23, 2016

Form 8-K filed February 25, 2016
Exhibit 99.1
Use of Non-GAAP Financial Measures, page 12

2. We note that adjustments to net income attributable to A&B shareholders have been presented net of tax. Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.11, which requires disclosure of the tax effect of such reconciling item and how it was calculated.

Company Response

The Company acknowledges the Staff’s comment that Question 102.11 of Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, requires disclosure of the tax effect of such reconciling item and how it was calculated.  In all applicable future filings, the Company will disclose the tax effect of reconciling items, as well as disclose how the tax effect was calculated.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at
(808) 525-8415.

Sincerely,

/s/ Paul K. Ito

Paul K. Ito
Senior Vice President, Chief Financial Officer, and Treasurer

cc:	Douglas Pasquale (Audit Committee)